As filed with the Securities and Exchange Commission on June 3, 2011	Registration No. ___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

(Exact name of Registrant as Specified in its Articles of Incorporation)

Advanced Semiconductor Engineering, Inc.
(Translation of issuer's name into English)

Taiwan, Republic of China
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Herman H. Raspé, Esq. Patterson, Belknap, Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

It is proposed that this filing become effective under Rule 466:
(check the appropriate box)
☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
Share ADSs, each representing five (5) common shares, par value NT $10.00 per share ("Shares"), of Advanced Semiconductor Engineering, Inc. (the "Company"). Temporary ADSs automatically exchangeable into Share ADSs, each Temporary ADS representing interests in a global Certificate of Payment, each interest representing the irrevocable right to receive five (5) Shares from the Company	100,000,000 ADSs	$5.00	$5,000,000.00	$580.50

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.              DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American
Depositary Receipt ("Receipt")
Item Number and Caption			Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal		Face of Receipt - introductory article
executive office

2.	Title of Receipts and identity of deposited		Face of Receipt - top center
securities

Terms of Deposit:

	(i)	The amount of deposited securities	Face of Receipt - upper right corner
represented by one American Depositary
Share

	(ii)	The procedure for voting, if any, the	Reverse of Receipt - Paragraphs (16)
		deposited securities	(17) and (26).

	(iii)	The collection and distribution of	Reverse of Receipt - Paragraph (14)
dividends

	(iv)	The transmission of notices, reports and	Face of Receipt - Paragraph (13)
		proxy-soliciting material	Reverse of Receipt - Paragraphs
(16), (17) and (26).

Location in Form of American
Depositary Receipt ("Receipt")
Item Number and Caption			Filed Herewith as Prospectus

	(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (14)
and (16).

	(vi)	The deposit or sale of securities	Face of Receipt - Paragraphs (3),
		(resulting from dividends, splits or plans	(4), (6) and (7);
		of reorganization	Reverse of Receipt - Paragraphs (14)
and (18).

	(vii)	Amendment, extension or termination	Reverse of Receipt - Paragraphs (22)
		the deposit agreement	and (23) (no provision for
extensions).

	(viii)	Rights of holders of Receipts to inspect	Face of Receipt - Paragraph (13).
the transfer books of the Depositary
and the list of holders of Receipts

	(ix)	Restrictions upon the right to deposit or	Face of Receipt - Paragraphs (2),
		withdraw the underlying securities	(3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the	Face of Receipt - Paragraph (7)
		Depositary	Reverse of Receipt - Paragraphs (19)
and (20).

3.	Fees and charges which may be imposed		Face of Receipt - Paragraph (10).
directly or indirectly on holders of Receipts

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (13).

Advanced Semiconductor Engineering, Inc. (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission").  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a) (iii) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.              EXHIBITS

(a)(i)        Amended and Restated Deposit Agreement, dated as of September 29, 2000, by and among Advanced Semiconductor Engineering, Inc. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder.*

(a)(ii)       Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 6, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. ***

(a)(iii)      Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of November 27, 2006, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.  Filed herewith as Exhibit (a)(iii).

(b)(i)       Letter Agreement, dated as of February 1, 2001, by and between the Company and the Depositary for the sole purpose of accommodating the surrender of the Company’s Rule 144A Global Depositary Shares, the issuance of American Depositary Shares and the delivery of American Depositary Receipts in the context of the termination of the Company’s Rule 144A Depositary Receipts Facility. **

(b)(ii)      Letter Agreement, dated as of September 25, 2003, by and between the Company and the Depositary for the sole purpose of accommodating the issuance of American Depositary Shares upon the Company’s deposit of its shares with the Depositary following the conversion of certain bonds issued by the Company in accordance with, and subject to, the terms and conditions of the indenture governing such bonds. **

(c)           Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three (3) years.  ___ None.

(d)          Opinion of counsel for the Depositary as to the legality of the securities to be registered - Filed herewith as Exhibit (d).

(e)           Certificate under Rule 466.  ___ ___ Filed herewith as Exhibit (e).

(f)           Powers of Attorney for certain officers and directors and the authorized representative of the Company___ Set forth on the signature pages hereto.

* Previously filed and incorporated by reference to the Registration Statement on Form F-6 (Reg. No.  333-108834), filed with the Commission on September 16, 2003.
**  Previously filed and incorporated by reference to Post-Effective Amendment No.1 to the Registration Statement on Form F-6 (Reg. No.  333-108834), filed with the Commission on April 3, 2006.
***  Previously filed and incorporated by reference to Post-Effective Amendment No.2 to the Registration Statement on Form F-6 (Reg. No.  333-108834), filed with the Commission on October 25, 2006.

Item 4.              UNDERTAKINGS

(a)           The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)           If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, to as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of April 6, 2006, by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder and Amendment No. 2 to Amended and Restated Deposit Agreement, dated as of November 27, 2006, by and among Advanced Semiconductor Engineering, Inc., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of June, 2011.

Legal entity created by the Amended and Restated Deposit Agreement, as amended, for the issuance of American Depositary Receipts evidencing American Depositary Shares issued as (i) Share American Depositary Shares ("Share ADSs"), each Share ADS representing five (5) shares of Common Stock, par value NT $10.00 per share ("Shares"), of Advanced Semiconductor Engineering, Inc. (the "Company") and (ii) Temporary American Depositary Shares ("Temporary ADSs") automatically exchangeable into Share ADSs, each Temporary ADS representing an undivided interest in a global Certificate of Payment, each interest representing the irrevocable right to receive five (5) Shares from the Company.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
Name:	Susan A. Lucanto
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Advanced Semiconductor Engineering, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Taipei, Taiwan, Republic of China on this 3rd day of June, 2011.

Advanced Semiconductor Engineering, Inc.

By:	/s/ Jason C.S. Chang
Name:	Jason C.S. Chang
Title:	Chairman, Chief Executive Officer and Director

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Joseph Tung to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 3, 2011.

Signature	Title

/s/ Jason C.S. Chang	Chief Executive Officer, Chairman,
Jason C. S. Chang	and Director
(Principal Executive Officer)

/s/ Richard H.P. Chang	President, Vice Chairman, and
Richard H. P. Chang	Director

/s/ Tien Wu	Chief Operating Officer and
Tien Wu	Director

/s/ Joseph Tung	Chief Financial Officer and Director,
Joseph Tung	(Principal Financial and Accounting
Officer)

/s/ Raymond Lo	General Manager, Kaohsiung
Raymond Lo	Packing Facility and Director

/s/ Jeffrey Chen	Vice President and Director
Jeffrey Chen

/s/ Rutherford Chang	Director
Rutherford Chang

Independent Director
Shen-Fu Yu

Independent Director
Ta-Lin Hsu

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF

Advanced Semiconductor Engineering, Inc.

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Advanced Semiconductor Engineering, Inc., has signed this Registration Statement on Form F-6 on the 3rd day of June, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(iii)	Amendment No. 2 to Amended and Restated Deposit Agreement

(d)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel to the Depositary

(e)	Certification pursuant to Rule 466